                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             Internet America, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    46058Y109
                     ---------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

-------------------                                            -----------------
CUSIP No. 46058Y109                  13G                       Page 2 of 5 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Jack T. Smith
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------

   NUMBER OF                    5      SOLE VOTING POWER
     SHARES                                 451,811
  BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH                       6      SHARED VOTING POWER
   REPORTING
    PERSON                                  -0-
     WITH      -----------------------------------------------------------------
                                7      SOLE DISPOSITIVE POWER

                                            451,811
--------------------------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                496,811
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                7.8%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON (see instructions)

                IN
--------------------------------------------------------------------------------

Item 1(a).   Name of Issuer.

             The name of the Issuer is Internet America, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

Item 2(a).   Name of Person Filing.

             This statement is being filed on behalf of Jack T. Smith.

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             The address of the principal business office of Mr. Smith is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

Item 2(c).   Citizenship.

             Mr. Smith is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities.

             This statement relates to shares of Common Stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e).   CUSIP Number.

             The CUSIP No. for the shares of Common Stock of the Issuer is 46058Y109.

Item 3.      Not Applicable.

Item 4.      Ownership.

             As of December 31, 1998, Mr. Smith beneficially owned 496,811 shares, or 7.8%, of the Common Stock of the Issuer. As of December 31, 1998, Mr. Smith had the sole power to vote or to direct the vote or to dispose or to direct the disposition of 451,811 shares of Common Stock of the Issuer. With respect to 45,000 shares of Common Stock, which are owned by Mr. Smith by virtue of his ownership of options, no voting power exists because the options have not been exercised to purchase such shares, and no dispositive power exists because the options are not transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.


                                Page 3 of 5 Pages

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             Not applicable

Item 9.      Notice of Dissolution of Group.

             Not applicable

Item 10.     Certification.

             Not applicable



                                Page 4 of 5 Pages

-------------------                                            -----------------
CUSIP No. 46058Y109                  13G                       Page 5 of 5 Pages
-------------------                                            -----------------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 11, 1999



                                             By:  /s/ Jack T. Smith
                                               --------------------------------
                                                      Jack T. Smith